GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
8515 East Orchard Road, Greenwood Village CO 80111
and
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY of NEW YORK
489 Fifth Ave., 28th Floor, New York, New York 10606

August 29, 2017

VIA EDGAR

Frank A. Buda, Esq.
Attorney-Adviser
Division of Investment Management
Disclosure Review Office No. 3
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company (“GWLA”), and Great-West Life & Annuity Insurance Company of New York (“GWLANY”) (collectively “Great-West”)
Variable Annuity-2 Series Account of each company (the “Registrants”)
Smart Track Advisor Variable Annuity and Smart Track II - 5 Year Variable Annuity of each Registrant (collectively the “Contracts”)
Post-Effective Amendments Nos. 2 and 10 to the Registration Statements on Form N-4
(collectively the “Amendments”)
File Nos. 811-05817 & 333-212090; 811-05817 & 333-203262; 811-05961 & 333-212091; 811-05961 & 333-203265

Mr. Buda:

On behalf of Great-West and the above-named Registrants this letter provides the Registrants’ response to Commission Staff comments communicated via telephone on July 19, 2017, with regard to the Amendments filed with the Commission on June 5, 2017, pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”). For convenience, the Staff’s comments are set forth in full below, followed by our responses. To facilitate the Staff’s review, copies of the revised Smart Track Advisor and Smart Track II-5 Year Contract prospectuses, marked to reflect changes in response to Staff comments, will be forwarded to accompany this letter. Capitalized terms used herein have the meaning assigned to them in the prospectuses for the Contracts.

General Comment. Please apply Staff comments on GWLA filings to GWLANY filings as appropriate.

Response: Staff comments on GWLA filings have been applied to GWLANY filings as appropriate.

Prospectus Comments (applicable to both Smart Track Advisor and Smart Track II - 5 Year unless otherwise noted)
Prospectus Comment 1. Definition section, definition of Death Benefit. Please clarify that Death Benefit Option 2 provides for the return of the greater of Annuity Account Value or the sum of Contributions less the proportionate impact of withdrawals, distributions, and Premium Tax, if any.

Response: The definition has been revised to clarify that the return of Contributions under Death Benefit Option 2 is less the proportionate impact of withdrawals, distributions, and Premium Tax, if any. (STA Courtesy Copy page 8)

Prospectus Comment 2. Definition section, definition of Excess Withdrawal. Please clarify the first sentence by adding ‘such’ between ‘all other’ and ‘amounts’ so that the phrase reads, ‘all other such amounts.’

Response: The definition has been revised accordingly. (STA Courtesy Copy page 8; STII5 Courtesy Copy page 8)

Prospectus Comment 3. Definitions section, definition of Excess Withdrawal. Please revise the phrase, ‘and any other fee or charge assessed to the Covered Fund Value as agreed to by Great-West,’ by specifying the applicable fees and charges that are not treated as Excess Withdrawals.

Response: The sentence has been revised by specifying the applicable fees and charges. For the Smart Track Advisor Contracts (hereinafter referred to as “STA”), these fees and charges are the Guarantee Benefit Fee, the M&E Charge, and up to 1.5% of Covered Fund Value to pay for Consultant Fees; for the Smart Track II - 5 Year Contracts (hereinafter referred to as “STII5”), these fees and charges are the Guarantee Benefit Fee and the M&E Charge. (STA Courtesy Copy page 8; STII5 Courtesy Copy page 8)

Prospectus Comment 4. Definitions section, definition of Guaranteed Minimum Death Benefit. Please clarify that Death Benefit Option 2 provides for the return of the greater of Annuity Account Value or the sum of Contributions less the proportionate impact of withdrawals, distributions, and Premium Tax, if any.

Response: The definition has been revised to clarify that the return of Contributions under Death Benefit Option 2 is less the proportionate impact of withdrawals, distributions, and Premium Tax, if any. (STA Courtesy Copy page 10)

Prospectus Comment 5. Fee Table. Please clarify with the addition of a footnote to the Fee Table that the fee for the optional GLWB Riders will not apply if a GLWB Rider is not elected, that the maximum fee reflected in the Fee Table will not change and that the current fee may be different depending on when the GLWB Rider is elected.

Response: The Fee Table has been revised accordingly. (STA Courtesy Copy page 12; STII5 Courtesy Copy pages 13 and 14)

Prospectus Comment 6. Fee Table, all caps sentence preceding the first Fee Example. Please clarify that Great-West does not independently verify the expense information provided by unaffiliated Portfolios.

Response: The disclosure has been revised to clarify that Great-West does not independently verify the accuracy of expense information for Portfolios which are not affiliated with Great-West. (STA Courtesy Copy page 13; STII5 Courtesy Copy page 14)

Prospectus Comment 7. Fee Table, all caps sentence preceding the first Fee Example. Please revise the disclosure by deleting ‘the information’ and replacing with ‘this information.’

Response: The disclosure has been revised accordingly. (STA Courtesy Copy page 13; STII5 Courtesy Copy page 14)

Prospectus Comment 8. Fee Examples. Please confirm supplementally that the most expensive Fee Example will be presented first.

Response: Confirmed. The first Fee Example will always present the highest possible combination of fees reflecting the highest possible cost of ownership. The difference in gross annual Portfolio operating expenses make the Investment Strategy Fee Examples more expensive that the Income Strategy Fee Examples, notwithstanding the Guarantee Benefit Fee that is assessed only on assets in the Income Strategy and notwithstanding the Fund Facilitation Fee associated with the FFF Portfolios. This will be evident when the Fee Examples are completed by amendment.

Prospectus Comment 9. Fee Examples. Please revise the disclosure by deleting ‘this Example is intended’ and replacing with ‘these Examples are intended.’

Response: The disclosure has been revised accordingly. (STA Courtesy Copy page 13; STII5 Courtesy Copy page 14)

Prospectus Comment 10. Condensed Financial Information. Please confirm supplementally that no sub-account has previously been offered in the separate account with applicable fees identical to STA.

Response: Confirmed. Because the STA fees are different from all contracts previously offered in the separate account, no sub-account has been offered in the separate account with the same applicable fees.

Prospectus Comment 11. Summary section, Right to Cancel Period. Please explain supplementally why this disclosure is different between STA and STII5.

Response: The Right to Cancel Period disclosure differences relate to whether a Contract was filed for approval with one or two state compacts. For state approval purposes, the STII5 Contract was filed with and approved by two compacts of states: 1) the Interstate Insurance Product Regulation Commission (“IIPRC”) (for approval by approximately 44 states), and 2) a smaller compact of states, including California, called the Multi-State Life and Health Compact (the “MSLH Compact”). By contrast, the STA Contract was filed with and approved by one compact of states, the IIPRC, and filed individually with all remaining states. Because STII5 was filed with the states through the MSLH Compact, California’s over-60 requirement applies to all MSLH Compact jurisdictions for the STII5 Contract. In contrast, STA was not filed through the MSLH Compact, so that California’s over-60 requirement is applicable in California only, and is not applicable to other MSLH Compact jurisdictions.

Prospectus Comment 12. Summary section, Guaranteed Lifetime Withdrawal Benefit Rider Options. Please clarify that the rates applicable to a given Owner will be the rates applicable at the time the Contract was purchased, rather than at the time of election.

Response: The disclosure here and elsewhere has been revised to clarify that the rates applicable to a given Owner will be the rates applicable at the time an Owner signed the application to purchase his or her Contract. (STA Courtesy Copy pages 16, 43, 48, 53, and 55; STII5 Courtesy Copy pages 17, 43, 48, 53, and 54)

Prospectus Comment 13. Summary section, Death Benefit. Please clarify in the second sentence of the second paragraph that the sum of Contributions provision for Death Benefit Option 2 would include the proportionate impact of partial withdrawals.

Response: The disclosure has been revised accordingly. (STA Courtesy Copy page 17)

Prospectus Comment 14. The Portfolios section. Please include the list of FFF Portfolios, and be sure to indicate that investments in the sub-accounts for these Portfolios will incur an additional fee.

Response: The list of FFF Portfolios has been provided with disclosure indicating that an additional fee will apply to investments in these sub-accounts. (STA Courtesy Copy pages 4, 20, and 39)

Prospectus Comment 15. Withdrawals to Pay Consultant Fees section. Please elaborate on the impact of these withdrawals on each of the two death benefit options by specifying which benefits under the Contract would be reduced by a deduction of the Consultant fee, and the manner in which these benefits would be reduced.

Response: The paragraph has been revised to include disclosure that in STA, these withdrawals could reduce Death Benefit Option 1 on a dollar-for-dollar basis, could reduce Death Benefit Option 2 proportionately, and/or could cause an Excess Withdrawal. In STII5, these withdrawals could reduce the Death Benefit proportionately, and could trigger a Withdrawal Charge. (STA Courtesy Copy page 32; STII5 Courtesy Copy page 34)

Prospectus Comment 16. Withdrawals to Pay Consultant Fees section. Please expand on the disclosure relating to withdrawals that reduce Annuity Account Value to zero to include the situation where an Excess Withdrawal reduces the Benefit Base to zero, but Annuity Account Value remains under the Contract.

Response: The disclosure has been revised to disclose that a Consultant fee Excess Withdrawal that reduces the Covered Fund Value to zero will reduce the Benefit Base to zero, and all rights under the GLWB Rider will terminate; however, the Contract will continue to operate with respect to assets, if any, allocated to the Investment Strategy. The STII5 disclosure has been revised to disclose that a Consultant fee withdrawal that reduces the Annuity Account Value to zero will terminate all rights under the Contract other than rights under a GLWB Rider if Benefit Base remains. (STA Courtesy Copy page 33; STII5 Courtesy Copy page 34)

Prospectus Comment 17. Death Benefit section. Similar to the above comment, please expand on the disclosure relating to withdrawals that reduce Annuity Account Value to zero to include the situation where an Excess Withdrawal reduces the Benefit Base to zero, but Annuity Account Value remains under the Contract.

Response: The STA disclosure has been revised to disclose that a Consultant fee Excess Withdrawal that reduces the Covered Fund Value to zero will reduce the Benefit Base to zero, and all rights under the GLWB Rider will terminate; however, the Contract will continue to operate with respect to assets, if any, allocated to the Investment Strategy. The STII5 disclosure has been revised to disclose that a Consultant fee withdrawal that reduces the Annuity Account Value to zero will terminate all rights under the Contract other than rights under a GLWB Rider if Benefit Base remains. (STA Courtesy Copy page 35; STII5 Courtesy Copy page 35)

Prospectus Comment 18. Death Benefit section. Please also disclose how withdrawals that are not Excess Withdrawals will impact the Death Benefit under two options.

Response: The disclosure has been revised to include the impact of withdrawals that are not Excess Withdrawals under each of the two Death Benefit Options. (STA Courtesy Copy page 35)

Prospectus Comment 19. Distribution of Death Benefit section, numerical example. Regarding the phrase, ‘sum of Contract and GLWB Rider Contributions,’ the Staff believes that Contract Contributions would necessarily include GLWB Rider Contributions. Please revise.

Response: The phrase has been revised to read, ‘sum of Contributions to the Investment Strategy and Income Strategy.’ (STA Courtesy Copy page 38; STII5 Courtesy Copy page 38)

Prospectus Comment 20. Annuity Payouts from the Investment Strategy section, Other Restrictions. Regarding the last bullet point, please revise the disclosure to clarify when a GLWB Rider would require withdrawals from the Investment Strategy, or revise the disclosure to remove this reference.

Response: The disclosure has been revised by removing the reference to the GLWB Riders. (STA Courtesy Copy page 42; STII5 Courtesy Copy page 42)

Prospectus Comment 21. Guaranteed Lifetime Withdrawal Benefit section, Guarantee Benefit Fee. Regarding the phrase, ‘subject to the terms of your GLWB Rider,’ please clarify if the new Guarantee Benefit Fee change provision will be available to new sales only, or if it will also be available to current Owners. Consider removing the phrase if the new provision will be available to all Owners.

Response: The new Guarantee Benefit Fee change provision will be available to all Owners, and the phrase has been removed from the disclosure. (STA Courtesy Copy page 44; STII5 Courtesy Copy page 44)

Prospectus Comment 22. Guaranteed Lifetime Withdrawal Benefit section, Guarantee Benefit Fee. With regard to Great-West’s ability to cease offering specific Covered Funds, please include in the disclosure what would happen to Owners who moved to a specific Covered Fund to avoid an increased fee if Great-West ceases to offer it, as well as what would happen if Great-West ceased offering all Covered Funds. Will Great-West always make at least one Covered Fund available?

Response: The section has been revised to disclose that if Great-West ceases to offer one of the specific Covered Funds that have been designated to avoid an increased Guarantee Benefit Fee, Owners already invested in that designated Covered Fund may remain invested in it, and that Great-West will always offer at least one Covered Fund designated to avoid an increased Guarantee Benefit Fee. (STA Courtesy Copy page 44)

Prospectus Comment 23. Guaranteed Lifetime Withdrawal Benefit section, Guarantee Benefit Fee. Regarding the phrase, ‘or if such election is not available under the terms of your GLWB Rider,’ please clarify if the new Guarantee Benefit Fee change provision will be available to new sales only, or if it will also be available to current Owners. Please clarify supplementally and consider removing the phrase if the new provision will be available to all Owners.

Response: The new Guarantee Benefit Fee change provision will be available to all Owners, and the phrase has been removed from the disclosure. (STA Courtesy Copy page 45; STII5 Courtesy Copy page 45)

Prospectus Comment 24. Guaranteed Lifetime Withdrawal Benefit section, Excess Withdrawals. Please revise the first paragraph to disclose that some fees transferred from Covered Fund Value are not categorized as Excess Withdrawals.

Response: The STA disclosure has been revised to disclose those fees that are not categorized as Excess Withdrawals (the M&E Charge, Guarantee Benefit Fee, and withdrawals to pay Consultant fees up to 1.5% of Annuity Account Value). The STII5 disclosure has been revised to disclose those fees that are not categorized as Excess Withdrawals (the M&E Charge and the Guarantee Benefit Fee). (STA Courtesy Copy page 46; STII5 Courtesy Copy page 46)

Prospectus Comment 25. Types of Excess Withdrawals section. Please clarify that some fees transferred from Covered Fund Value are not categorized as Excess Withdrawals.

Response: The STA disclosure has been revised to disclose those fees that are not categorized as Excess Withdrawals (the M&E Charge, Guarantee Benefit Fee, and withdrawals to pay Consultant fees up to 1.5% of Annuity Account Value). The STII5 disclosure has been revised to disclose those fees that are not categorized as Excess Withdrawals (the M&E Charge and the Guarantee Benefit Fee). (STA Courtesy Copy page 47; STII5 Courtesy Copy page 47)

Prospectus Comment 26. Types of Excess Withdrawals, Divorce and the Income Strategy. Please provide analysis supplementally why Great-West believes these divorce provisions are consistent with Rule 11a-2 under the Investment Company Act of 1940 (the “1940 Act”).

Response: Great-West believes that Section 11 of the 1940 Act and Rule 11a-2 thereunder are inapplicable to the divorce provisions of the Contracts and GLWB Riders for several reasons. First, Section 11(c) of the 1940 Act, in pertinent part, requires, in effect, that any “offer of exchange” of the securities of a registered unit investment trust for the securities of “any other investment company” be approved by the Commission or satisfy applicable rules adopted under Section 11, regardless of the basis of the exchange. In dividing a Contract in two pursuant to a settlement agreement or a court-issued divorce Decree (“agreement or Decree”), Great-West is not making an offer to exchange one Contract for another investment company. Rather, it is making an administrative accommodation so Owners may comply with the terms of an agreement or Decree (and the Internal Revenue Code) by dividing the Annuity Account between the Owner and the Owner’s former Spouse or by making payment to an Alternative Payee named in the Decree. Moreover, any division of an Owner’s Annuity Account or payment to an Alternative Payee would involve securities of the same investment company, the same sub-account units, not “any other investment company” as required by the text of Section 11(c).

Second, in addition to not being an offer of exchange, transactions resulting from an agreement or Decree, are not an exchange for purposes of Section 11. Rule 11a-1(a) defines the term “exchange” for purposes of Section 11 to include “the issuance of any security by a registered investment company in an amount equal to the proceeds, or any portion of the proceeds, paid or payable - (1) Upon the repurchase, by or at the instance of such issuer, of an outstanding security the terms of which provide for its termination, retirement or cancellation, or (2) Upon the termination, retirement or cancellation of an outstanding security of such issuer in accordance with the terms thereof.” Importantly, however, Rule 11a-1(b)(1) provides that a security “shall not be deemed to have been repurchased at the instance of the issuer, or terminated, retired or cancelled in accordance with the terms of the security if - (1) the security was redeemed or repurchased at the instance of the holder.” (emphasis supplied) Applying this definition to the facts at hand, the Contract prospectuses disclose that, “If the former Spouse of the Owner becomes the sole Owner of the Annuity Account by a settlement agreement or a court-issued divorce Decree, the Owner may Request that the Contract be reissued with the former Spouse as the sole Owner, otherwise the Contract and GLWB Rider will be terminated. If the Contract is so reissued, the current Benefit Base will be maintained.” The Contract prospectuses also disclose that if an Alternative Payee is named in a Decree, the Alternative Payee “may elect to become the Owner.” Thus, since an Owner may request that the Contract be reissued to effect the terms of an agreement or Decree, and an Alternative Payee may elect to become an Owner (or not), the applicable portion of the Annuity Account would be redeemed or repurchased at the instance of the holder, not at the instance of the issuer. In this regard, the transactions would not involve an exchange for purposes of Section 11.

Third, as noted by the Commission when proposing Rule 11a-3 under the 1940 Act, the purpose of Section 11 is to prevent “switching,” which is the practice of inducing security holders of one investment company to exchange their securities for those of a different investment company “solely for the purpose of exacting additional selling charges.” See Investment Company Release No. 15494 (Dec. 23, 1986) (emphasis supplied). The legislative history of Section 11 makes it clear that the potential for harm to investors perceived in switching was its use to exact additional sales charges from those investors. When Great-West, at an Owner’s request, divides a Contract pursuant to the terms of an agreement or Decree, such action does not present the abuses against which Section 11 was intended to protect. Further, even if it were an offer of exchange, which, as discussed above, it is not, the administrative accommodation was not created “solely for the purpose” of exacting additional sales charges. Rather, the Contract and GLWB Rider divorce provisions are designed to facilitate compliance with the terms of an agreement or Decree (and the Internal Revenue Code).

Finally, Rule 11a-2, adopted in 1983 under Section 11 of the 1940 Act, by its express terms, provides blanket Commission approval of certain types of offers of exchange of one variable annuity contract for another or of one variable life insurance policy for another. But, as discussed above, if Great-West is not making an offer of exchange under Section 11, and the transaction pursuant to an agreement or Decree is not an exchange for purposes of Section 11, then Section 11 does not apply. Consequently, if Section 11 does not apply, Great-West would have no reason to look to or comply with Rule 11a-2 (for blanket approval of an exchange) to effect transactions pursuant to an agreement or Decree. Accordingly, since Section 11 and Rule 11a-2 are inapplicable to the divorce provisions, the divorce provisions, by logical extension, are consistent with Section 11 and Rule 11a-2.

Prospectus Comment 27. Guaranteed Lifetime Withdrawal Benefit Riders section, Reset of the GAW% During the GAW Phase. Please explain why Installments will not change unless Requested by the Owner, when the disclosure suggests Installments are the result of a formula. Consider revising the disclosure to resolve this apparent internal conflict.

Response: Great-West automatically calculates changes to the maximum GAW amount, but does not automatically increase the resulting Installment unless Requested by the Owner. The disclosure has been revised to include the following, ‘Unless you have provided the RROC with a Request to always increase your Installments to the maximum permitted amount, your Installments will not automatically default to the maximum, and will not change unless Requested by the Owner.’ (STA Courtesy Copy page 56; STII5 Courtesy Copy page 57)

Prospectus Comment 28. Guaranteed Lifetime Withdrawal Benefit Riders section, Numerical Examples of the GAW. With regard to the term, ‘withdrawal rates,’ please revise the disclosure here and elsewhere as appropriate, to use the defined term, GAW%.

Response: The disclosure has been revised to replace ‘withdrawal rates’ with ‘GAW%’ here and elsewhere as appropriate. (STA Courtesy Copy pages 54, 55, and 56; STII5 Courtesy Copy pages 54, 55, 56, and 58)

Prospectus Comment 29. Rights Reserved by Great-West section. With regard to Great-West’s reserved right to cease offering the Contract and/or GLWB Riders, please clarify that if Great-West ceases to offer GLWB Riders to new sales, current Owners will still be permitted to elect a GLWB Rider.

Response: The disclosure has been revised accordingly. (STA Courtesy Copy page 63; STII5 Courtesy Copy page 68)

Prospectus Comment 30. GWLA versions only (not NY versions). Appendix A, State Variations to the Contract and GLWB Riders. Please explain supplementally why the phrase, ‘The following chart discloses all material state variations to the Contract and GLWB Riders,’ was revised by deleting the word ‘all.’

Response: The word ‘all’ was deleted out of concern that the disclosure could become inaccurate if a new material state variation to the Contract or GLWB Riders were to be required by one or more states before the prospectus was amended. After discussing this issue with the Staff, we have reinserted the word ‘all’ based on the understanding that Great-West will supplement the state variation chart if a new material variation to the Contract or GLWB Riders becomes applicable. (STA Courtesy Copy page App A - 1; STII5 Courtesy Copy page App C - 1)

Prospectus Comments (applicable to only STII5)
Prospectus Comment 31, STII5 only. Definition section, definition of Ratchet Date. Regarding the phrase, ‘unless otherwise stated in your GLWB Rider,’ please revise for clarity and identify any GLWB Rider where this is not the case, or provide a cross reference that explains this phrase.

Response: The disclosure has been revised to clarify when a GLWB Rider will use the preceding business day when Ratchet Date anniversaries fall on a non-business day, and when a GLWB Rider will use the following business day. For Contract applications signed before January 1, 2017, if the anniversary is a non-Business Day, the Ratchet Date shall be the preceding Business Day for that year. For Contract applications signed on or after January 1, 2017, if the anniversary is a non-Business Day, the Ratchet Date shall be the following Business Day for the year. (STII5 Courtesy Copy page 11)

Prospectus Comment 32, STII5 only. Definition section, definition of Rate Sheet Supplement. Please add disclosure here and elsewhere as appropriate stating where to find the GLWB Rider rates applicable prior to the introduction of Rate Sheet Supplements in STII5. And please revise the definition of Rate Sheet Supplement with the phrase, ‘for Contracts issued on or after [month, day, year]. The Staff prefers that rates applicable prior to the introduction of Rate Sheet Supplements appear in an appendix to the prospectus. Rates later changed by RSS may appear in an appendix to the SAI.

Response: The disclosure has been revised, and an appendix has been added to the prospectus disclosing the GLWB Rider rates in use prior to the introduction of Rate Sheet Supplements. (STII5 Courtesy Copy pages 9, 10, 11, 17, 43, 48, 53, 55, and Appendix D - 1)

Prospectus Comment 33, STII5 only. Definitions section, definition of Rate Sheet Supplement. Please clarify here and elsewhere as applicable where investors may find historical rates, including those rates used in STII5 prior to the introduction of Rate Sheet Supplements. Rates used prior to the introduction of Rate Sheet Supplements must be located in the prospectus or in an appendix to the prospectus; rates used after the introduction of Rate Sheet Supplements may be located in an appendix to the SAI.

Response: The STII5 disclosure has been revised to include a reference to an appendix to the prospectus containing rates used prior to the introduction of Rate Sheet Supplements. The STII5 SAI appendix of historical rates, which is where this disclosure had resided, has been moved to the prospectus. The STA disclosure has not been revised in this manner because, unlike STII5, STA launched with Rate Sheet Supplements. (STII5 Courtesy Copy pages 9, 10, 11, 17, 43, 48, 53, 55, and App D - 1)

Prospectus Comment 34, STII5 only. Fee Table. With regard to the GLWB Rider names listed in the table as ‘formerly’ using a different name, please clarify supplementally if this was a name change only.

Response: The GLWB Rider names, but not the substance of the riders, changed for marketing purposes in early 2016. Subsequent to the name changes, however, the STII5 GLWB Riders were refiled with the states in late 2016 to better provide for spousal continuation of the Contract and GLWB Riders under Internal Revenue Code section 408(a). Those material changes accommodate Joint Annuitants and Joint Covered Persons when the Contract is held in a custodial IRA account in the event that the Underlying IRA Holder passes away. Great-West filed amendments pursuant to Rule 485(a) on October 14, 2016, to make corresponding changes to prospectus disclosure. Those material changes became effective December 29, 2016, and were unrelated to the name changes earlier in 2016.

Prospectus Comment 35, STII5 only. Summary section, Guaranteed Lifetime Withdrawal Benefit Rider Options. Please add disclosure here and elsewhere as appropriate stating where to find the GLWB Rider rates applicable prior to the introduction of Rate Sheet Supplements in STII5.

Response: The disclosure has been revised, an appendix has been added to the prospectus disclosing the GLWB Rider rates in use prior to the introduction of Rate Sheet Supplements, and appropriate cross-references have been added to the disclosure. (STII5 Courtesy Copy pages 9, 10, 11, 17, 43, 48, 53, 55, and App D - 1)

Prospectus Comment 36, STII5 only. Cash Withdrawals section, numerical example. Please explain supplementally why references to Death Benefit Option 1 and Death Benefit Option 2 were deleted.

Response: STII5 only has one death benefit, so the inadvertent references to two death benefit options were removed by filing a prospectus supplement dated June 6, 2017.

Prospectus Comment 37, STII5 only. Types of Excess Withdrawals section, Calculation of Guaranteed Annual Withdrawals. Please revise the disclosure to include Contract applications signed prior to the introduction of Rate Sheet Supplements, and/or cross-reference to the appropriate disclosure.

Response: The disclosure has been revised, and a cross-reference has been added to the appendix to the prospectus disclosing the GLWB Rider rates in use prior to the introduction of Rate Sheet Supplements. (STII5 Courtesy Copy page 48)

Prospectus Comment 38, STII5 only. Types of Excess Withdrawals section, Calculation of Guaranteed Annual Withdrawals. With regard to the fourth paragraph phrase, ‘unless there is an Interest Rate Reset,’ please revise the disclosure to clarify that Interest Rate Resets only apply to the T-Note Tracker GLWB

Rider. And please review prospectus disclosure generally to clarify if any provision is specific to a given GLWB Rider.

Response: The disclosure has been revised accordingly, and the prospectus has been reviewed for other instances that would require revising disclosure when specific to a given GLWB Rider. (STII5 Courtesy Copy pages 11 and 48)

Prospectus Comment 39, STII5 only. Types of Excess Withdrawals section, Effect of Excess Withdrawals During the GAW Phase. Please revise the paragraph following the numerical example for clarity by reconciling the first sentence with the last. Clarify if Installments made prior to end of the Withdrawal Charge period would ever be subject to a Withdrawal Charge (for example, what if the 10% free amount is taken first, then Installments are taken- wouldn’t that trigger an Excess Withdrawal Charge?).

Response: The disclosure has been revised to clarify that Installments could be subject to the Withdrawal Charge to the extent that the 10% free withdrawal amount has already been taken. (STII5 Courtesy Copy page 50)

Prospectus Comment 40, STII5 only. Guaranteed Lifetime Withdrawal Benefit Riders section, Calculation of Installment Amount. Please add a reference to the location on the SEC’s website where Rate Sheet Supplements may be found.

Response: The reference has been added. (STII5 Courtesy Copy page 54)

*    *    *

We believe that we have been fully responsive to the Staff’s comments and that our responses do not raise additional issues for the Staff’s consideration. Upon receipt of Staff approval of Registrant’s responses provided herein, we will file registration statement amendments pursuant to Rule 485(b) under the Securities Act. Any assistance the Staff can provide in assisting us to meet our intended effective date for these changes of October 2, 2017, will be greatly appreciated.

Thank you for your time and attention to the Amendments. Please direct any questions or comments to me at (303) 737-0415, or contact me via email at brian.stallworth@greatwest.com.

Sincerely,

/s/ Brian G. Stallworth

Brian G. Stallworth, Counsel
Great-West Life & Annuity Insurance Company
Great-West Life & Annuity Insurance Company of New York